Exhibit T3E.6
STELCO INC.
THIRD UPDATED INFORMATION REPORT
concerning the
Plan of Arrangement and Reorganization
involving
Stelco Inc. and its subsidiaries, Stelpipe Ltd., Stelwire Ltd.,
CHT Steel Company Inc. and Welland Pipe Ltd.
(collectively, the “Applicants”)
     At the Meetings held on December 9, 2005, the Affected Creditors of the Applicants approved the Third Amended and Restated Plan of Arrangement and Reorganization of the Applicants dated December 9, 2005 (the “Third Amended and Restated Plan”). A copy of the Third Amended and Restated Plan is posted to the Website (www.mccarthy.ca/en/ccaa).
     This Third Updated Information Report contains additional information that may be relevant to an Affected Creditor in connection with the Share Election described below. Unless otherwise defined in this Report, capitalized terms used in this Report have the meanings given to them in the Third Amended and Restated Plan or in the information circular dated October 5, 2005 (the “Circular”).
     U.S. creditors should note that this Report has been prepared in accordance with disclosure requirements and standards applicable in Canada. Affected Creditors should be aware that such requirements are different from those of the United States and should refer to the “Notice to United States Creditors” and “Notice to New Hampshire Residents” that appear on page 4 of the Circular.
1. Treatment of Affected Creditors
     If the Third Amended and Restated Plan is implemented, each Affected Creditor will receive in satisfaction of its Proven Claim, its pro rata share of the following:
(a)	New Secured FRNs in the aggregate principal amount of the US dollar equivalent of $275 million;

(b)	subject to any Share Election, a Cash Pool, being the sum of (i) $108,548,000 and (ii) an amount equal to the product of $5.50 multiplied by the number of the 5,264,000 additional New Common Shares not acquired by Electing Affected Creditors pursuant to the Share Option (i.e., a maximum of an additional $28,952,000 if no Share Elections are made);

(c)	1.1 million New Common Shares; and

(d)	New Warrants exercisable to purchase in the aggregate 1,418,500 New Common Shares at an exercise price of $11 per share for a term of seven years.

     The Plan Sponsor Agreement was amended and restated to provide that an aggregate of 19,736,000 New Common Shares will be acquired thereunder by Tricap Management Limited, Sunrise Partners Limited Partnership and Appaloosa Management LP (collectively, the “Equity Sponsors”) at $5.50 per share to provide the minimum cash of $108,548,000 in the Cash Pool. The Standby Purchasers (Sunrise Partners Limited Partnership and Appaloosa Management LP) have agreed to subscribe, on an equal basis and for a subscription price of $5.50 per share, for the balance, if any, of the 5,264,000 New Common Shares subject to the Share Option not acquired by Electing Affected Creditors and the subscription proceeds from the Standby Purchasers will be deposited into the Cash Pool.
     It should be noted that the New Warrants will provide that they may not be exercised in the United States or by or on behalf of a U.S. Person (as defined in Regulation S under the U.S. Securities Act) unless the securities to be issued upon exercise have been registered under the U.S. Securities Act or an exemption from registration is available. Stelco has no present plans to effect any such registration. Affected Creditors should consult their own advisors with regard to the impact of this restriction in the New Warrants.
2. Share Election
     In order to enable Affected Creditors who so desire to acquire additional New Common Shares, under the Third Amended and Restated Plan an Affected Creditor (an “Electing Affected Creditor”) may file an election (the “Share Election”) to receive all or any part of its pro rata share of the Cash Pool in New Common Shares using a value of $5.50 per share, up to a maximum of 5,264,000 New Common Shares. If the aggregate number of New Common Shares elected to be acquired by all Electing Affected Creditors exceeds 5,264,000 New Common Shares, the number of New Common Shares to be allocated to each Electing Affected Creditor will be pro rated, as nearly as may be, ignoring fractions, on the basis of the number of New Common Shares elected by all Electing Affected Creditors. The entitlement of any Electing Affected Creditor to receive cash from the Cash Pool will be reduced by $5.50 for each New Common Share issued to such Electing Affected Creditor pursuant to the exercise of its Share Option. Each of the Equity Sponsors has agreed not to make a Share Election.
     On December 21, 2005 the Monitor is distributing a form of Share Election that must be completed and returned by Electing Affected Creditors to the Monitor by 5 p.m. on January 16, 2006 in order to exercise the Share Option.
     If an Affected Creditor does not wish to acquire additional New Common Shares instead of cash, it does not have to complete the Share Election or take any further action. If an Electing Affected Creditor does return a completed Share Election to the Monitor, it cannot transfer or assign its Proven Claim (or, in the case of a partial election by a Bondholder, the corresponding amount of Bonds), unless the Third Amended and Restated Plan is not sanctioned by the Court.
     The forms for the Share Election (i.e., one for Bondholders and another for non-Bondholders) are available on SEDAR and on the Website (www.mccarthy.ca/en/ccaa) and may also be obtained from the Monitor by calling (905) 528-2511, ext. 2499.

3. Income Tax Considerations
     Certain Canadian Federal Income Tax Considerations
     The tax considerations of holding and disposing of New Secured FRNs will be as described in the Circular dated October 5, 2005 sent to Affected Creditors relating to the New Notes. The commentary in the Circular relating to the conversion of New Notes should be disregarded, since the New Secured FRNs are not convertible into New Common Shares.
     Since New Rights are no longer being issued to Affected Creditors, any commentary in the Circular regarding the Canadian federal income tax considerations relating to the receipt, exercise or disposition of New Rights should be disregarded.
Affected Creditors Not Resident in Canada
     Provided the New Secured FRNs and the New Warrants are not “taxable Canadian property” to a holder thereof that is a non-resident of Canada, the tax consequences to such a holder of disposing of the New Secured FRNs and the New Warrants, including on the exercise thereof, will be as described in the Circular relating to the New Notes and New Common Shares, respectively.
     Interest on the New Secured FRNs will not be subject to Canadian withholding tax imposed under Part XIII of the Income Tax Act (Canada). See the description in the Circular relating to the New Notes. The description in the Circular of withholding tax being imposed on payments of interest on the 5% Notes is not applicable. Interest on the New Secured FRNs issued in payment of interest will not be subject to Canadian withholding tax.
     New Warrants will not constitute “taxable Canadian property” at a particular time, provided (i) the holder thereof, persons with whom the holder does not deal at arm’s length, or the holder together with all such persons does not own, at any time during the 60 month period immediately preceding that time, 25% or more of the issued shares of any class or series in the capital of Stelco, and (ii) the holder of the New Warrants, persons with whom the holder does not deal at arm’s length, or the holder together with such persons did not own New Warrants which would give them the right to acquire 25% or more of the issued shares of any class or series in the capital of Stelco at any time during the 60 month period immediately preceding that time.
Bondholders Resident in Canada
     Upon the disposition of a Bond for New Secured FRNs, New Common Shares, New Warrants and cash, the holder thereof will realize a capital gain (or capital loss) equal to the amount by which the aggregate of the fair market value of the consideration received, net of any accrued interest or other amounts included in such holder’s income on the disposition of the Bond, exceeds (or is exceeded by) the Bondholder’s adjusted cost base of the Bond immediately before the disposition and any reasonable costs of disposition. Stop loss rules may apply to deny the deduction of a portion of such losses. Such denied losses will be added to the adjusted cost base of the New Secured FRNs to such creditors.

     No capital gain (or capital loss) will be realized by a holder of New Warrants on the exercise thereof. The cost of New Common Shares so acquired will be the aggregate of the exercise price paid and the adjusted cost base to the holder of the New Warrants. The adjusted cost base of New Warrants acquired under the Third Amended and Restated Plan by Affected Creditors will be equal to the fair market value of the Claims settled in consideration for the issuance of the New Warrants. The disposition of a New Warrant (other than on the exercise thereof) will result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed the holder’s adjusted cost base and reasonable costs of disposition. Such gain or loss will be taxed in the same manner as the disposition of New Common Shares, as described in the Circular. The New Warrants will expire seven years after the Plan Implementation Date.
General Unsecured Creditors Resident in Canada
     The fair market value of the New Secured FRNs, New Common Shares and New Warrants issued to a General Unsecured Creditor and the amount of cash received will be included in the amount of the payment considered to be received for the General Unsecured Claim of such General Unsecured Creditor.
Existing Common Shareholders
     Existing Affected Creditors who are also Existing Common Shareholders and who receive New Warrants in settlement of a Claim may have any loss arising on the disposition of their Existing Common Shares denied, and the amount of such loss added to the adjusted cost base of their New Warrants or New Common Shares, respectively.
     Certain U.S. Federal Income Tax Considerations
PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, WE ARE INFORMING YOU THAT (A) THE FOLLOWING SUMMARY IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY STELCO OF THE SECURITIES AND THE TRANSACTION, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
U.S. Tax Consequences of the Exchange of Bonds for Cash, New Secured FRNs, New Common Shares and New Warrants
     The exchange of Bonds for cash, New Secured FRNs, New Common Shares and New Warrants will likely constitute a reorganization for United States federal income tax purposes. Bondholders will realize gain upon the exchange in an amount equal to the difference between the Bondholder’s tax basis in the Bonds (adjusted to take into account any bad debt deduction taken with respect to such Bonds) and the amount realized with respect to the Bonds. That amount realized will be the sum of any cash received (other than cash received in lieu of fractional interests), the issue price of the New Secured FRNs, using the principles set forth on page 68 of the Circular, and the fair market value of the New Common Shares and New Warrants. Bondholders will be required to recognize any such gain to the extent of any cash received (other than cash received in lieu of fractional interests). Bondholders may also recognize income, gain or loss with respect to accrued interest, OID, the movement of exchange rates, cash received in lieu of fractional interests and possibly market discount as discussed on pages 64-66 of the Circular.
     The aggregate tax basis of the New Secured FRNs, New Common Shares and New Warrants received by a Bondholder (other than for accrued interest or OID) should equal the Bondholder’s adjusted tax basis in its Bonds (adjusted to take into account the amount of any bad debt deduction previously taken with respect to the Bonds and excluding any basis attributable to Claims for accrued interest or OID) decreased by any cash received (other than cash received in lieu of fractional interests) and increased by the amount of the gain recognized on the exchange, if any, by such Bondholder. The aggregate tax basis of the New Secured FRNs, New Common Shares and New Warrants as so determined should generally be allocated to each in proportion to their fair market values. The holding period for the New Secured FRNs, New Common Shares and New Warrants (other than any New Secured FRNs, New Common Shares and New Warrants received for accrued interest or OID) should include the period during which a Bondholder held the Bonds exchanged therefor.
U.S. Tax Consequences to General Unsecured Creditors
     A General Unsecured Creditor’s amount realized for purposes of computing its recognized gain or loss, as described in the previous disclosure of Certain U.S. Federal Income Tax Considerations as included in the Circular, as supplemented by the Updated Information Report dated December 5, 2005, will include the fair market value of the New Warrants. The tax basis of the New Warrants will generally be their fair market value on the Plan Implementation Date. The holding period for the New Warrants will begin the day after the Plan Implementation Date.
U.S. Tax Consequences of the Exercise, Disposition and Expiration of New Warrants
     No gain or loss should be recognized upon the exercise of New Warrants received pursuant to the Plan. The tax basis of the New Common Shares acquired through the exercise of New Warrants will be equal to the sum of the exercise price paid therefor and the tax basis of the New Warrants exercised. The holding period for New Common Shares acquired through the exercise of New Warrants will begin on the day after the date the New Warrants are exercised.
     If New Warrants expire without being exercised, a U.S. Holder will generally recognize a capital loss in an amount equal to its tax basis in the New Warrants. Upon the sale or exchange of New Warrants, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the New Warrants. The capital gain or loss should be long term capital gain or loss if, at the time of the sale or exchange, the New Warrants have been held by such holder for more than one year. Net capital gains on the disposition of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. For a corporate U.S. Holder, all capital gains are currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations.
4. General
     Stelco has also issued a press release on the Third Amended and Restated Plan which may be accessed on SEDAR and at its website at www.stelco.ca.
December 20, 2005